                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                             (Amendment No. )*



                             Source Capital Corporation
            ------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
            ------------------------------------------------------
                         (Title of Class of Securities)

                                  836-142-307
            ------------------------------------------------------
                               (CUSIP Number)

                              September 21, 2000
            ------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)



          Check the appropriate box to designate the rule pursuant to which this Schedule is filed

               [ ] Rule 13d-1(b)
               [x] Rule 13d-1(c)
               [ ] Rule 13d-1(d)


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     CUSIP No  836-142-307
- --------------------------------------------------------------------------------

     1) Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (entities only)

               Everest Partners Limited Partnership (d.b.a. Everest Partners, L.P.)
- --------------------------------------------------------------------------------

     2) Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [  ]
     (b)  [  ]
- --------------------------------------------------------------------------------

     3) SEC Use Only
- --------------------------------------------------------------------------------

     4) Citizenship or Place of Organization

               Nevada
- --------------------------------------------------------------------------------

Number of           (5)  Sole Voting Power                  237,969
Shares            --------------------------------------------------------------
Beneficially        (6)  Shared Voting Power                      0
Owned by          --------------------------------------------------------------
Each Reporting-     (7)  Sole Dispositive Power             237,969
Person            --------------------------------------------------------------
With                (8)  Shared Dispositive Power                 0
- --------------------------------------------------------------------------------

      9)  Aggregate Amount Beneficially Owned by Each Reporting Person

                    237,969
- --------------------------------------------------------------------------------

     10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)
- --------------------------------------------------------------------------------

     11)  Percent of Class Represented by Amount in Row 9

                    18.1%
- --------------------------------------------------------------------------------

     12)  Type of Reporting Person (See Instructions)

                    PN
- --------------------------------------------------------------------------------

    CUSIP No  836-142-307
- --------------------------------------------------------------------------------

     1) Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (entities only)

               Everest Managers, L.L.C.
- --------------------------------------------------------------------------------

     2) Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [  ]
     (b)  [  ]
- --------------------------------------------------------------------------------

     3) SEC Use Only
- --------------------------------------------------------------------------------

     4) Citizenship or Place of Organization

               Nevada
- --------------------------------------------------------------------------------

Number of           (5)  Sole Voting Power                  237,969
Shares            --------------------------------------------------------------
Beneficially        (6)  Shared Voting Power                      0
Owned by          --------------------------------------------------------------
Each Reporting-     (7)  Sole Dispositive Power             237,969
Person            --------------------------------------------------------------
With                (8)  Shared Dispositive Power                 0
- --------------------------------------------------------------------------------

      9)  Aggregate Amount Beneficially Owned by Each Reporting Person

                    237,969
- --------------------------------------------------------------------------------

     10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)
- --------------------------------------------------------------------------------

     11)  Percent of Class Represented by Amount in Row 9

                    18.1%
- --------------------------------------------------------------------------------

     12)  Type of Reporting Person (See Instructions)

                    OO
- --------------------------------------------------------------------------------

     CUSIP No  836-142-307
- --------------------------------------------------------------------------------

     1) Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (entities only)

               David M. W. Harvey
- --------------------------------------------------------------------------------

     2) Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [  ]
     (b)  [  ]
- --------------------------------------------------------------------------------

     3) SEC Use Only
- --------------------------------------------------------------------------------

     4) Citizenship or Place of Organization

          U.S.A.
- --------------------------------------------------------------------------------

Number of           (5)  Sole Voting Power                  237,969
Shares            --------------------------------------------------------------
Beneficially        (6)  Shared Voting Power                      0
Owned by          --------------------------------------------------------------
Each Reporting-     (7)  Sole Dispositive Power             237,969
Person            --------------------------------------------------------------
With                (8)  Shared Dispositive Power                 0
- --------------------------------------------------------------------------------

      9)  Aggregate Amount Beneficially Owned by Each Reporting Person

                    237,969
- --------------------------------------------------------------------------------

     10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)
- --------------------------------------------------------------------------------

     11)  Percent of Class Represented by Amount in Row 9

                    18.1%
- --------------------------------------------------------------------------------

     12)  Type of Reporting Person (See Instructions)

                    IN
- --------------------------------------------------------------------------------

Item 1:

          (a)  Name of Issuer:
                             Source Capital Corporation

          (b)  Address of Issuer's Principal Executive Offices:

                             1825 N. Hutchinson Road
                            Spokane, Washington 99212


Item 2:

          (a)  Name of Person Filing:

            This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): Everest Partners Limited Partnership (d.b.a. Everest Partners, L.P.) (the "Limited Partnership"), Everest Managers, L.L.C. (the "General Partner"), and David M. W. Harvey, the principal member of the General Partner (collectively the "Filing Persons"). The Limited Partnership is a Nevada limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial services providers. The General Partner is a Nevada limited liability company and is the general partner of the Limited Partnership. The General Partner is charged with management of the day-to-day affairs of the Limited Partnership. The Filing Persons have entered into a Joint Filing Agreement, dated as of September 21, 2000, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Filing Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1)under the Act. The Filing Persons expressly disclaim that they have agreed to act as a group.


          (b) Address of Principal Business Office or, if none, Residence:

                    Post Office Box 3178
                    Gardnerville, Nevada 89410


          (c)  Citizenship:

                    Nevada for the Limited Partnership and the General Partner; David M. W. Harvey is a citizen of the U.S.A.

          (d)  Title of Class of Securities:
                    Common Stock

          (e)  CUSIP Number:
                    836-142-307

Item 3: If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (a)            [ ] Broker or dealer registered under section 15 of the
                              Act (15 U.S.C. 78o).
          (b)            [ ] Bank as defined in section 3(a)(6) of the Act (15
                         U.S.C. 78c).
          (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
          (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
          (e) [ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
          (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
          (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
          (j)            [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 240.13d-1(c), check this box [X].


Item 4:   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

         237,969 shares of Common Stock may be deemed beneficially owned within the meaning of Rule 13d-3 of the Act by each of the Limited Partnership, the General Partner, and David M.W. Harvey. Such number of shares includes the sum of (i) 187,265 shares of Common Stock receivable upon the assumed conversion of $1,500,000 of 7.5% Convertible Subordinated Debentures due March 1, 2008 and
(ii) 50,703 shares of Common Stock. The General Partner and David M. W. Harvey expressly disclaim direct and beneficial ownership of the shares of Common Stock reported as deemed to be beneficially owned by them.

     (b)  Percent of class:  18.1%


     (c)  Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote                   237,969
          (ii) Shared power to vote or to direct the vote                      0
          (iii) Sole power to dispose or to direct the disposition of    237,969
          (iv) Shared power to dispose or to direct the disposition of         0


Item 5:   Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6:   Ownership of More than Five Percent on Behalf of Another Person.

                Not applicable.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                Not applicable.


Item 8:   Identification and Classification of Members of the Group.

                Not applicable.



Item 9:   Notice of Dissolution of Group.

                Not applicable.


Item 10:    Certifications.

     (b) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       EVEREST PARTNERS LIMITED PARTNERSHIP
                                       (d.b.a. EVEREST PARTNERS, L.P.)
                                       By its General Partner
                                       EVEREST MANAGERS, L.L.C.
                                       By:   /s/ David M. W. Harvey

Dated: September 21, 2000
                                       ----------------------------------
                                       Name: David M. W. Harvey
                                       Title: Managing Member


                                       EVEREST MANAGERS, L.L.C.
                                       By:   /s/ David M. W. Harvey

Dated: September 21, 2000
                                       ----------------------------------
                                       Name: David M. W. Harvey
                                       Title: Managing Member


                                       By:   /s/ David M. W. Harvey

Dated: September 21, 2000
                                       ----------------------------------
                                       Name: David M. W. Harvey

                                                                       EXHIBIT A



              AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

                              ---------------------

The undersigned hereby agree as follows:

          (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

          (ii) Each of them is responsible for the timely filing of such
Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.



                                       EVEREST PARTNERS LIMITED PARTNERSHIP
                                       (d.b.a. EVEREST PARTNERS, L.P.)
                                       By its General Partner
                                       EVEREST MANAGERS, L.L.C.
                                       By:   /s/ David M. W. Harvey
Dated: September 21, 2000              ----------------------------------
                                       Name: David M. W. Harvey
                                       Title: Managing Member


                                       EVEREST MANAGERS, L.L.C.
                                       By:   /s/ David M. W. Harvey
Dated: September 21, 2000              ----------------------------------
                                       Name: David M. W. Harvey
                                       Title: Managing Member


                                       By:   /s/ David M. W. Harvey
Dated: September 21, 2000              ----------------------------------
                                       Name: David M. W. Harvey